SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC
                                   FORM U-6B-2
                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Ameren Corporation (AMC), Ameren Services (AMS), Ameren Energy (AME), CIPSCO Investment Company (CIC), Union Electric Development Corporation (UEDC), Ameren Energy Communications (AEC), Ameren Development Corporation (ADC), and Ameren ERC (ERC).

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

     1.   Type of securities ("draft", "promissory note"): Promissory Notes.
     2.  Issue, renewal or guaranty:  Issue.
     3.  Principal  amount of each  security:  A  non-utility  money pool allows non-utility subsidiaries of Ameren Corporation to contribute and/or borrow funds without going to an external provider or creditor. The principal amount is limited only by cash available. Funds are borrowed and/or repaid daily as cash needs dictate. See Attachments A (Contributions to the Non-Utility Money Pool) and B (Loans from Non-Utility Money Pool) for daily outstanding contributions and loans.
     4. Rate of interest per annum of each security: Rates varied daily along with money market rates, as defined in the Agreement. (See Attachment C for daily rates.)
     5. Date of issue, renewal, or guaranty of each security: Various. (See Attachments A and B.)
     6.  If renewal of security, give date of original issue: Not applicable.
     7. Date of maturity of each security: All loans were made for one day, or in the case of Friday borrowings, until the next work day, and repaid or rolled over the next business days, as need dictated. (See attached Attachments A and B.)
     8. Name of the person to whom each security was issued, renewed or guaranteed: Not applicable.
     9.  Collateral given with each security: None.
    10. Consideration given for each security: None, other than interest accrued.
    11.  Application of proceeds of each security:
          a) Loaned as needed to Ameren Services, a subsidiary, for working capital. (See Attachment B)
          b) Loaned as needed to Ameren Energy, a subsidiary, for working capital. (See Attachment B)
          c) Loaned as needed to Union Electric Development Corporation. (See Attachment B)
          d) Loaned as needed to Ameren Energy Communications, a subsidiary, for working capital. (See Attachment B)
          e) Loaned as needed to Ameren Development Corporation. (See Attachment
             B)
          f) Loaned as needed to Ameren ERC. (See Attachment B)
    12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of: a) the provisions contained in the first sentence of Section 6(b): All notes. b) the provisions contained in the fourth sentence of Section 6(b): Not applicable. c) the provisions contained in any rule of the Commission other than Rule U-48: Rule 52.
    13.  If the  security or  securities  were exempt  from  the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less,

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         exclusive  of days of grace,  as  to which such company is primarily or secondarily  liable) not more than 5 percentum  of the principal amount
         and   par  value  of  the  other   securities   of  such  company  then
         outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)): Ameren Corporation's
         capitalization   consists   of   137,215,462   shares  of  issued   and
         outstanding common stock. The fair market value of the Common stock during the first quarter, on a per share basis, ranged from $36.1875 to $42.9375. 5% of the total fair market value therefore ranged from
         $248,274,227   to   $294,584,445.   Thus,  at  all  times  the   amount
         outstanding as filed on this certificate was less than 5% of the fair market value capitalization.
    14.  If the  security  or  securities  are exempt  from the  provisions  of
         Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.
    15.  If the  security  or  securities  are exempt  from  the  provisions  of
         Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Not applicable.




                                                /s/ Jerre E. Birdsong
                                                ---------------------
                                                  Jerre E. Birdsong
                                                  Ameren Corporation



Dated:  May 25, 1999